                                       10                             EXHIBIT 10

         SEPARATION ALLOWANCE PLAN
         -------------------------

A.       Purpose.
         --------

         This Separation Allowance Plan (the "Plan") is designed to ease the financial impact on an Eligible Employee (as defined herein), whose employment with Seaway Food Town, Inc., any of its subsidiaries, or any of the successors and/or assigns of Seaway Food Town, Inc. and/or any of its subsidiaries (collectively, the "Company") is Terminated for a reason not within the control of the employee.

         The Plan is intended to apply to Terminations initiated by the Company other than for Good Cause. Termination of an Eligible Employee by the Company shall be deemed for "Good Cause" if the Termination is the result of Eligible Employee's embezzlement or dishonesty (whether or not the same has been criminally prosecuted), professional misconduct, commission of a felony or any other act abhorrent to the community which a reasonable person would consider materially damaging to the reputation of the Company, or failure to perform the terms of employment pursuant to any agreement and/or rules and regulations as established for, and applied to, similarly situated employees by the Board of Directors or President of the Company.

B.       Eligible Employees - Separation Allowance.
         ------------------------------------------

         1. An "Eligible Employee" is any employee of the Company to whom all of the following conditions apply:

               a. the employee is not covered by a collective bargaining agreement or any plan or agreement which provides severance pay benefits; and

               b. the employee is Terminated by the Company other than for Good Cause; and

               c. the employee is Terminated within the twelve (12) months following a Change of Control; and

               d. the employee remains an active employee with the Company until the Separation Date.

         2. Eligible Employees on approved leaves of absence (for example, military leave, a short-term absence for sickness or a long-term absence for sickness) at the time of their Termination, will not be considered for a Separation Allowance until the end of such leave. At such time, the individual must meet all the necessary prerequisites to return to active employment under the terms of the leave and must also then meet all the eligibility requirements of the Plan in order to be eligible to receive a Separation Allowance.


C.       Amount of Separation Allowance.
         -------------------------------

     Each Eligible Employee will be paid two (2) weeks of his/her Base Salary for each full year of Continuous Service with the Company at the Separation Date (the total of such pay, the "Separation Allowance"). For

                                      11                              EXHIBIT 10

Purposes of calculating the Separation Allowance, Eligible Employees shall be deemed to have a minimum number of Years of Continuous Service regardless of actual years of employment with the Company. Such minimum Years of Continuous Service is based on the Eligible Employee's position with the Company as follows:

         a.       For directors, managers, buyers, merchandisers
                           and supervisors:                          10 years

         b.       For all other salaried Eligible Employees:          4 years

         c.       For hourly Eligible Employees:                      2 years

         Such minimums shall not constitute an addition to Years of Continuous Service. For example, if a director has seven (7) Years of Continuous Service with the Company, for purposes of determining the Separation Allowance such Eligible Employee shall be deemed to have ten (10) Years of Continuous Service. Conversely, if a manager has twelve (12) Years of Continuous Service with the Company, for purposes of determining the Separation Allowance, such Eligible Employee shall be deemed to have twelve (12) Years of Continuous Service.

         "Years of Continuous Service" is the whole number of years (disregarding any additional months) which the Eligible Employee was employed by the Company.

         "Base Salary" shall mean:

                  a. with regard to an Eligible Employee who is paid a fixed sum on a periodic basis without regard to the number of hours worked, the amount to which such Eligible Employee would be entitled for one week of service to the Employer (excluding costs for insurance coverage, pension or profit sharing contributions and expenses and any other fringe benefits); and

                  b. with regard to an Eligible Employee who is paid on an hourly basis, but who is considered a full-time Eligible Employee of the company or who otherwise works, in the general course of his employment, more than thirty-five (35) hours per week, such Eligible Employee's base hourly rate of pay (excluding costs for insurance coverage, pension or profit sharing contributions and expenses and any other fringe benefits) multiplied by forty (40) hours; and

                  c. with regard to all other Eligible Employees, the average weekly compensation paid to such Eligible Employee by Employer (excluding costs for insurance coverage, pension or profit sharing contributions and expenses and any other fringe benefits) over the three (3) month period immediately preceding the Separation Date.

         In the event of any disagreement regarding the classification of any compensation as a fringe benefit, the decision of the Company, in its sole discretion, shall be final and binding with regard to such classification.

                                        12                            EXHIBIT 10

D.       Method of Payment of Separation Allowance.
         ------------------------------------------

         1. On or before the Separation Date, the Company will provide the Eligible Employee with a release, in reasonable form, under which the Company is released from any further liability to the Eligible Employee. The Separation Allowance will be paid in a lump sum within thirty (30) days of the later to occur of (i) the Separation Date, and (ii) the execution of the release by the Eligible Employee, provided that no Eligible Employee shall be entitled to any benefits under this Plan if such Eligible Employee has in any way revoked such release.

         2. If an Eligible Employee rejects an offer of employment from the Company which is not an offer of Reasonable Alternative Employment, such Eligible Employee shall not, as a result of such refusal, be ineligible for any benefits such employee would otherwise be entitled to hereunder. An Eligible Employee with notice of his/her pending Termination who refuses to accept an offer of Reasonable Alternative Employment from the Company is not eligible for any Separation Allowance or Health Care Insurance Coverage (as described below). An offer of employment will be deemed to be an offer of "Reasonable Alternative Employment" if:

               a. under the offer, the Base Salary is equal to or greater than 85% of the Base Salary of the individual immediately prior to the offer; and

               b. the distance between the employee's residence and any new place of employment is not more than 25 miles more than the distance between such residence and the former place of employment.

         3. An employee who accepts any offer of employment from the Company will not be eligible for the Separation Allowance regardless of whether or not such offer is an offer of Reasonable Alternative Employment.

E.       Health Care Insurance Coverage.
         -------------------------------

         In addition to the Separation Allowance, each Eligible Employee shall receive one (1) month of continued health care insurance coverage for every four
(4) Years of Continuous Service with the Company (the aggregate of such health care insurance coverage, the "Health Care Insurance Coverage"). Fractional months will be disregarded. Nothing contained herein shall affect the Eligible Employee's right to exercise any rights or privileges under federal or state law relating to any benefits enjoyed by the Eligible Employee during his or her employment with the Company.

         Eligible Employees who qualify for a Health Care Insurance Coverage shall continue in the Company's health care insurance program in effect at the Separation Date for the period of time arrived at under the formula set forth above, which period of time will begin on the Separation Date. Such Eligible Employee shall be responsible for all employee contributions, co-pays, deductibles and similar items under the Company's health care insurance program then in effect.

F.       No Other Benefits.
         ------------------

         Eligible Employees shall be entitled to no other benefits from the Company, whether or not such Eligible Employee enjoyed other benefits

                                      13                              EXHIBIT 10

during their employment with the Company, including, but not limited too, participation in the Company's 401(k) savings plan, the provision of life insurance, or the provision of a Company owned automobile.

G.       Assignment of Allowance.
         ------------------------

         No assignment of all or part of the Separation Allowance will be valid or recognized by the Company, but in the event of the death of an Eligible Employee, the Separation Allowance will be paid to such Eligible Employee's estate and any applicable Health Care Insurance Coverage shall be continued for the period set forth in Section E for the benefit of such Eligible Employee's family, dependents, or others provided health care insurance coverage under the Company's health care insurance coverage plan in effect at the Separation Date.

H.       Termination and Change of Control.
         ----------------------------------

         "Termination", "Terminate" and "Terminated" shall mean any action taken by the Company to:

               a. reduce the employee's Base Salary by more than fifteen per cent (15%); or

               b. transfer the employee's normal place of work to a new location such that the distance between such employee's residence and the new location is 25 miles or more greater than the distance between the employee's residence and the employee's former place of work; or

               c. reduce the employee's status from full-time to part- time, as such status has historically been defined by the Company; or

               d. reduce the benefits enjoyed by the employee as a result of his or her employment below the level of benefits enjoyed by other similarly situated employees of the Company; or

               e.   discontinue the employee's employment with the Company.


The date on which any of the above occur shall be deemed the "Separation Date."

         "Change of Control" shall mean:

               a. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such individual, entity, or group, a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either
                    (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not

                                       14                             EXHIBIT 10

                    constitute a Change of Control: (i) any acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege), (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (iv) any acquisition by any corporation or other entity pursuant to a reorganization, merger or consolidation, if, following such reorganization, merger or consolidation, the conditions described in clauses (i), (ii) and (iii) of subsection (b) of this Section are satisfied; or

               b. Approval by the shareholders of the Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 60% of, respectively, the then outstanding shares of common stock of the corporation or other entity resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation or other entity entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions, as their ownership, immediately prior to such reorganization, merger, or consolidation, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding the Company, any employee benefit plan (or related trust) of the Company or such corporation or other entity resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation or other entity resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation or other entity, as the case may be) beneficially owns, directly or indirectly, 20% or more of the then outstanding shares of common stock of the corporation or other entity resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation or other entity entitled to vote generally in the election of directors and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Board of Directors of the Company at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

                                        15                            EXHIBIT 10

               c. Approval by the shareholders of the Company of the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation or other entity, with respect to which following such sale or other disposition, (A) more than 60% of, respectively, the then outstanding shares of common stock of such corporation or other entity and the combined voting power of the then outstanding voting securities of such corporation or other entity entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be,
                    (B) no Person (excluding the Company and any employee benefit plan (or related trust) of the Company or such corporation other entity and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 20% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of such corporation other entity and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of such corporation were members of the Board of Directors of the Company at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company.

I.       Claim Procedure.
         ----------------

         Generally, there are no claim forms to file for a Separation Allowance Health Care Insurance Coverage other than the release provided for in Section D hereof. An Eligible Employee's Termination will be reported to Human Resources, which will arrange for the payment of the Separation Allowance. If an employee believes he or she is entitled to a Separation Allowance and has not received payment or has been advised that he or she is not eligible for such payment, the individual may file a claim for benefits which must be submitted with forty-five
(45) days of the Eligible Employee's last day of actual work.

         This Plan was adopted by and on behalf of the Company on the 14th day of September, 1999.

                                       16
                                                                    EXHIBIT (13)
                   PORTIONS OF THE 1998 ANNUAL REPORT TO SHAREHOLDERS
                                 SEAWAY FOOD TOWN, INC.
                      FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
                (Dollars in thousands except share and per share data)

Fiscal Year Ended                                     1999             1998            1997          1996 (1)          1995
CONSOLIDATED SUMMARY OF OPERATIONS
Net sales                                             $658,929         $625,178        $608,373        $597,462        $559,244
Cost of merchandise sold                               490,952          465,797         455,631         449,498         422,145
                                                   -----------------------------------------------------------------------------
Gross profit                                           167,977          159,381         152,742         147,964         137,099
Selling, general and administrative
  expenses                                             153,691          144,671         138,890         134,180         126,402
                                                   -----------------------------------------------------------------------------
Operating profit                                        14,286           14,710          13,852          13,784          10,697
Interest expense - net                                 (3,951)          (3,835)         (3,760)         (4,302)         (4,409)
Other income - net                                         323              167             509            (46)             907
                                                   -----------------------------------------------------------------------------

Income before income taxes                              10,658           11,042          10,601           9,436           7,195
Provision for income taxes                               3,184            4,058           4,189           3,931           2,715
                                                   -----------------------------------------------------------------------------
Net income                                              $7,474           $6,984          $6,412          $5,505          $4,480
PER COMMON SHARE DATA  (2)
Net income - basic and diluted                           $1.12            $1.05           $ .97           $ .83           $ .68
Cash dividends                                             .18              .16             .15             .13             .13
Book value                                                9.60             8.62            7.72            6.89            6.19
YEAR END POSITION
Total assets                                          $180,814         $168,663        $164,566        $155,465        $154,001
Property and equipment - net                            95,272           93,975          90,645          85,004          84,000
Net working capital                                     16,686           13,562           9,211           3,281           6,086
Long-term debt                                          49,249           47,966          45,565          42,715          48,399
Shareholders' equity                                    64,034           57,353          51,176          45,453          40,731
FINANCIAL RATIOS
Net income as a percent of sales                         1.13%            1.12%           1.05%            .92%            .80%
Current ratio                                           1.27:1           1.24:1          1.15:1          1.05:1          1.11:1
Long-term debt to equity ratio                           .77:1            .84:1           .89:1            94:1          1.19:1
OTHER DATA
Weighted average shares outstanding - basic
  and diluted (2)                                    6,665,224        6,642,112       6,615,470       6,592,983       6,589,929
Net cash provided by operations                        $19,935          $16,732         $15,153         $24,524         $19,829
Property and equipment additions                        14,912           19,822          19,537          15,071          13,698
Depreciation and amortization                           15,395           14,986          14,441          13,502          12,551
LIFO charge (credit) included in
  cost of merchandise sold                               (203)            (148)             364            (47)             581
Associates at year end                                   5,024            4,852           5,051           4,472           4,551
Stores in operation                                         73               70              69              66              66

Notes:  (1) 53 week year

        (2) The weighted average shares outstanding and all per common share amounts have been adjusted retroactively for the May, 1998 three-for-two stock split and the May, 1997 two-for-one stock split.

        (3) Amounts do not include property and
            equipment obtained in the purchase of
            acquired businesses of
            $1,952,000 in 1999 and $950,000 in 1997.

                                 SEAWAY FOOD TOWN, INC.

                                  FINANCIAL HIGHLIGHTS

                       (Dollars in thousands, except per share data)

(Dollars in thousands, except per share data)                    1999               1998              1997

RESULTS OF OPERATIONS

Net sales                                                           $658,929           $625,178          $608,373
Operating profit                                                      14,286             14,710            13,852
Income before income taxes                                            10,658             11,042            10,601
Net income                                                             7,474              6,984             6,412
  Per common share - basic and diluted (1)                              1.12               1.05               .97
  Percent of sales                                                      1.13%              1.12%             1.05%
  Percent of shareholders' equity                                      11.67%             12.18%            12.53%
Cash dividends per common share (1)                                  $   .18            $   .16           $   .15

OTHER FINANCIAL INFORMATION

Total assets                                                        $180,814           $168,663          $164,566
Property and equipment additions (2)                                  14,912             19,822            19,537
Depreciation and amortization                                         15,395             14,986            14,441
Long-term debt                                                        49,249             47,966            45,565
Shareholders' equity                                                  64,034             57,353            51,176
Book value per common share (1)                                         9.60               8.62              7.72
Effective tax rate                                                      29.9%              36.8%             39.5%
Weighted average shares outstanding - basic and
    diluted(1)                                                     6,665,224          6,642,112         6,615,470
Number of stores in operation, at year end                                73                 70                69
NASDAQ National Market Price Range                           29 5/8 - 11 3/4        21 - 11 1/4        17 1/3 - 6



(1) The weighted average shares outstanding and all per common share amounts have been adjusted retroactively for the May, 1998 three-for-two stock split and the May, 1997 two-for-one stock split.

(2) Amounts do not include property and equipment obtained in the purchase of acquired businesses of $1,952,000 in 1999 and $950,000 in 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         At year end, the Company operated forty-seven retail supermarkets under the names of Food Town, Food Town Plus and Kash N Karry, as well as twenty-six discount drugstores under the name of The Pharm within an area of about 150 miles from the Company's Maumee, Ohio (Toledo area) headquarters. All stores are located in northwest and central Ohio and southeast Michigan. The Company also has extensive warehousing and distribution facilities located in the Toledo area to support its operations.

         This analysis of the Company's results of operations and financial condition should be read in conjunction with the accompanying consolidated financial statements, including the notes thereto, and the information presented in the summary of selected financial data.

RESULTS OF OPERATIONS

         The following table sets forth certain income statement components expressed as a percentage of net sales and the year-to-year percentage changes in such components.

                                                                                        Percentage change
 Percentage of Net Sales                                                                 From prior year
 ------------------------------------------------------------------------------------------------------------------

     1999         1998        1997                                                  Compared          Compared
   52 wks.      52 wks.      52 wks.                                                 to 1998          to 1997
 100.0%        100.0%       100.0%     Net sales                                   5.4%                2.8%
  25.5%         25.5%        25.1%     Gross profit                                5.4                 4.3
                                       Selling, general and
  23.3          23.1         22.8          administrative                          6.2                 4.2
   2.2           2.4          2.3      Operating profit                           -2.9                 6.2
    .6            .6           .6      Interest expense - net                      3.0                 2.0
    .0            .0           .1      Other income - net                         93.4               -67.2
   1.6           1.8          1.8      Income before income taxes                 -3.5                 4.2
    .5            .7           .7      Provision for income taxes                -21.5                -3.1
   1.1           1.1          1.1      Net income                                  7.0                 8.9

The following table details the number and format of the Company-operated stores as of the end of each respective fiscal year:

          --------------------------------------------------------------- ------------ ------------ ------------

                                                                             1999         1998         1997
                                                                             ----         ----         ----

          Food Town Supermarkets:
            Conventional Food Town Stores                                     15           14           17
            Food Town Plus Stores                                             31           30           27
            Kash N Karry                                                       1            1           --
                                                                          ------------ ------------ ------------
            Total Supermarkets                                                47           45           44

          The Pharm Drugstores                                                26           25           25
                                                                          ------------ ------------ ------------

          Total Retail Stores                                                 73           70           69
          --------------------------------------------------------------- ------------ ------------ ------------

          During 1999 the Company opened three new supermarkets, one conventional supermarket and two plus stores. We also converted one plus store into a Pharm. At the end of fiscal year 1999 the Company's total stores' square footage was 2,750,000, a 5.9% increase from a year earlier.

          During 1998 the Company opened a new supermarket which operates in a everyday low priced, limited assortment format. This store, operating under the Kash N Karry banner, was converted from a conventional supermarket format which closed late in fiscal 1997. In addition, the Company converted three conventional supermarkets into Food Town Plus stores which offers a greatly expanded variety of products and services. At the end of fiscal year 1998 the Company's total stores' square footage was 2,597,000, a 1.6% increase from a year earlier.

NET SALES

      Consolidated net sales increased 5.4% in 1999 in comparison to 1998 and increased 2.8% in 1998 in comparison to 1997. The increase in sales from 1998 to 1999 was due to three additional stores, along with increases in existing stores due to remodels. The increase in sales from 1997 to 1998 was due to increases in the existing drugstores and supermarkets along with a full year of the stores acquired in 1997. The Company had 65 comparable stores (including replacement supermarkets and format conversions) in operation throughout the three year period of 1999, 1998, and 1997. Those comparable store sales increased 2.6% in 1999 compared to 1998 and .4% in 1998 compared to 1997.

GROSS PROFIT

         The gross profit percentage remained consistent at 25.5% in 1998 and in 1999. During 1999 margins remained constant due to the implementation of certain new merchandising strategies both in the supermarkets and in the drugstores in prior years. In 1998, gross profits increased slightly in both the supermarkets and the drugstores compared to 1997, from 25.1% to 25.5%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         In 1999, selling, general and administrative expenses increased by $9.0 million, an increase of .2% as a percentage of sales from 23.1% to 23.3%. This increase in 1999 compared to 1998 was attributable to $710,000 of expenses in connection with the Company's strategic planning project as well as nominal increases in wage expense, occupancy costs, repairs and maintenance, depreciation on equipment, insurance, security, public relations, legal fees and general administrative expenses offset by a drop in supply costs and information technology expenses. In 1998, selling, general and administrative expenses increased by $5.8 million, an increase of .3% as a percentage of sales compared to 1997. This increase was attributable principally to wage expense, supply costs, occupancy costs, repairs and maintenance, depreciation on equipment, legal fees and information technology expenses.

OPERATING PROFIT

         Operating profit (earnings from operations before interest, other income and income taxes) was $14.3 million or 2.2% of net sales for 1999, $14.7 million or 2.4% for 1998, and $13.9 million or 2.3% for 1997.

INTEREST EXPENSE

         Interest expense increased by $116,000 in 1999 as compared to 1998 and by $75,000 in 1998 as compared to 1997 due to increased borrowing levels offset by slightly lower rates. The approximate weighted average interest rate on long-term debt was 7.44% in 1999 versus 7.63% in 1998 and 7.76% in 1997.

OTHER INCOME - NET

         Net other income increased $156,000 in 1999 over 1998. Other income in 1999 was comprised largely of royalty income and miscellaneous other income.

         Net other income decreased $342,000 in 1998 over 1997. Other income in 1998 included a net gain of $484,000 from the disposition of assets throughout the year offset by a loss of $500,000 on a lease termination, plus decreases of $259,000 in miscellaneous other income.

INCOME TAXES

         The effective income tax rates for 1999, 1998, and 1997, were 29.9%, 36.8%, and 39.5%, respectively. The effective state and local income tax rate in 1999 was 2.4% which was down from 3.4% in 1998 and 3.5% in 1997. During 1998 and 1997 certain corporate organizational changes were implemented which resulted in lower state and local income taxes. The Company expects to continue to benefit from the lower state and local income tax rate in the upcoming fiscal year. In 1999 there was an adjustment to estimated income tax accruals which decreased the effective rate.

NET INCOME AND INCOME PER COMMON SHARE

         Net income increased by 7.0% in 1999 to $7,474,000 or 1.13% of sales, an increase of $490,000 from the 1998 net income of $6,984,000. Net income per common share in 1999 was $1.12 per share as compared to $1.05 per share in 1998, an increase of 6.7%. These increases are the result of increased sales, increased gross profit and a lower effective tax rate offset by increases in selling, general and administrative expenses. Net income increased 8.9% in 1998 to $6,984,000, an increase of $572,000 over the 1997 net income of $6,412,000.
Net income per common share in 1998 was $1.05 as compared to $.97 per share in 1997. All per share calculations have been adjusted retroactively for the May, 1998 three-for-two stock split and the May, 1997 two-for-one stock split.

IMPACT OF INFLATION

         Inflation increases the Company's major costs, inventory and labor. Because of the high inventory turnover in the food and drug retailing industry and the Company's use of the last-in, first-out (LIFO) valuation method for a majority of its inventory, the impact of inflation is normally reflected very quickly in the results of operations. The food and drug retailing industry has experienced little or no food inflation over the last three years. The Company's provisions for LIFO inventories for the past three years decreased cost of sales by $203,000 in 1999, and $148,000 in 1998 and increased cost of sales by $364,000 in 1997. The Company has generally been able to maintain margins by adjusting its retail prices, but competitive conditions may from time to time render it unable to do so while maintaining its market share.

CAPITAL RESOURCES AND LIQUIDITY

OVERVIEW

         Measures of liquidity for each of the last three years were as follows:

         ----------------------------------------------------- --------------- ---------------- ----------------
         (Dollars in millions)                                      1999            1998             1997
                                                                    ----            ----             ----
         Working capital  (1)                                      $34.8            $31.9            $27.7

         Unused lines of revolving credit                          $34.4            $36.7            $41.4

         Current ratio  (1)                                    1.56 to 1        1.56 to 1        1.46 to 1

         ----------------------------------------------------- --------------- ---------------- ----------------

         (1)       Includes add-back of gross LIFO reserve.

         Management believes that the Company is maintaining a strong capital structure.

         The Company's revolving credit agreement represents a continuing source of capital which is available to provide working capital, finance capital additions as well as the early extinguishment of certain long-term debt. On August 28, 1997, the Company closed a 15-year, $25.0 million senior unsecured debt agreement with an insurance company. As a result of this transaction, the Company was using only $3.6 million of its $45.0 million revolving credit as of the end of 1997, $8.3 million at the end of fiscal 1998, and $10.6 million at the end of fiscal 1999. The Company exercised its option to prepay the $8,000,000 of senior notes with an interest rate of 9.10% and 9.22%. The notes will be paid in December, 1999 with amounts available under the revolving credit loan agreements. The Company has sufficient sources of capital for its future expansion and growth plans.

         In October, 1994, the Company authorized the repurchase of 200,000 shares of the Company's stock on the open market or from private sources, at market prices. From the date of that authorization through the month of October, 1999, the Company has repurchased 104,443 shares, all of which occurred prior to the May, 1997 two-for-one stock split. Authorized, but unissued shares have been and may continue to be used by the Company for corporate purposes, including the funding of its annual contribution to its 401(k) plan.

         At the January, 1999 Annual Meeting, shareholders approved an amendment to the Articles of Incorporation increasing authorized stock from 12,000,000 to 24,000,000 shares. This will ensure the availability of stock for future capital needs.

CASH FLOWS FROM OPERATING ACTIVITIES

         Cash provided by operating activities in 1998 was $19.9 million, an increase of $3.2 million from the $16.7 million provided in 1998. This increase was primarily related to increases in net income, depreciation and amortization, accounts payable and accrued liabilities and income taxes offset by increases in merchandise inventories and notes and accounts receivable.

         Cash provided by operating activities in 1998 was $16.7 million, an increase of $1.5 million from the $15.2 million provided in 1997. This increase was primarily related to increases in net income and depreciation and amortization and a lesser increase in merchandise inventories as compared to 1997.

CASH FLOWS FROM INVESTING ACTIVITIES

         Cash used in investing activities was $19.1 million in 1999, an increase of $2.4 million from the $16.7 million provided in 1998. This increase is attributable to an increase in cash used to acquire businesses offset by lesser expenditures for property and equipment.

         Cash used in investing activities was $16.7 million in 1998, a decrease of $3.5 million from the $20.2 million expended in 1997. This decrease was primarily attributable to a decrease in the expenditures for property and equipment and the cash paid to acquire businesses in 1997.

         The total retail store square footage increased by approximately 153,000 square feet in 1999. The Company continues to maintain a high level of store remodel activity to keep its retailing facilities up to date and to continue attracting new customers and hold existing customers.

CASH FLOWS FROM FINANCING ACTIVITIES

         Cash used in financing activities was $50,000 in 1999, a net decrease from the $.5 million used in 1998. This decrease is the result of a decrease in deferred other and decreased net borrowings. During 1999 and 1998, the Company received $10.9 million and $7.8 million, respectively, in proceeds from borrowings against the Company's revolving credit agreement. This compares to $40.3 million received in 1997. In 1999, the Company made payments of $10.0 million on its long-term debt as compared to $6.0 million in 1998 and $38.6 million in 1997. During all three years the Company made debt payments on its revolving credit agreement in addition to other regular debt payments. During 1998 and 1997, the Company paid off some of its higher interest rate debt. During 1999 and 1998 the Company did not repurchase any Company common shares. In 1997 the Company spent $77,000 to repurchase Company common shares.

2000 CAPITAL PROGRAM

         Total capital expenditures are expected to approximate $22.0 million in 2000, primarily for new and expanded store construction within the Company's existing marketing area. The Company continues to maintain a high priority in keeping its stores in a modern, attractive condition. This is implemented by periodically reviewing all stores with the thought of providing the Company's customers within the store's trading area with the best possible shopping facility. In addition, the Company continues to look for existing well operated stores which could be acquired by the Company. Therefore, the Company's plan for store construction, acquisition, remodeling and expansion is frequently reviewed and revised in light of changing conditions. The Company's ability to proceed with projects, or to complete projects during a particular period, is subject to normal construction and other delays.

         Cash provided by operations along with the remaining $34.4 million available under the existing credit agreements will be sufficient for financing fiscal 2000 capital additions and other business needs as well as presently scheduled maturities of long-term debt and the early payoff of $8,000,000 of Senior Unsecured Debt in December of 1999.

YEAR 2000

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As the date changes from December 31, 1999 to January 1, 2000, many existing computer programs, if not corrected, will read the date as January 1, 1900, or otherwise incorrectly interpret the date. This may cause the computer to malfunction or to cease to function altogether. The Company has determined that it must modify or replace significant portions of its software. The Company has broken its Year 2000 project down according to Information Technology (IT) areas such as business applications within the mainframe computer or other environments; non IT areas such as microprocessors and embedded chips in operating equipment; and third party reliance such as banks, utility companies and vendors. The Company is monitoring these areas in four phases, consisting of assessment, remediation, testing and implementation. The state of readiness in each of these areas as well as the definition of each phase is presented below:


------------------------- ---------------- -------------------------- --------------------------- --------------------------
    Project Segment         Assessment            Remediation                  Testing                 Implementation
------------------------- ---------------- -------------------------- --------------------------- --------------------------
IT areas:
  Mainframe               Complete         Complete                   Complete                    Complete





  Other                   Complete         Complete                   Complete                    96% Complete

                                                                                                  Expected completion
                                                                                                  date, 11/99
------------------------- ---------------- -------------------------- --------------------------- --------------------------
------------------------- ---------------- -------------------------- --------------------------- --------------------------
Non IT areas              Complete         Complete                   Complete                    Complete




------------------------- ---------------- -------------------------- --------------------------- --------------------------
------------------------- ---------------- -------------------------- --------------------------- --------------------------
Third Parties             Complete         Complete                   Not applicable              Not applicable



------------------------- ---------------- -------------------------- --------------------------- --------------------------


- Assessment is an inventory of IT, non-IT, and third party reliance affected by the Year 2000 issue.
- Remediation is the changes to the code, obtaining compliant vendor software or obtaining assurance from the third parties that the Year 2000 issue has been addressed.
- Testing is the test of the changes to internally developed and vendor upgraded software.
-    Implementation is the rollout of the tested software into production.

         The costs of the Year 2000 project through fiscal 1999, excluding costs of internal Company employees, total $949,000 which has been charged to expense. These costs have been funded through operating cash flows. Future costs are not expected to be material.

         Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. However, the Company cannot guarantee that it will not experience Year 2000 problems originating from its own computers or those of third parties with whom the company does business. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. The significant risks of the Year 2000 project include unsuccessful testing of code changes or vendor upgrades, failed attempts to obtain compliant vendor software, and failures on the part of crucial vendors or utility companies.

         The Company has assembled a Year 2000 contingency team and scheduled contingency planning training. Contingency plans have been created and are being reviewed by internal sources. The Company followed the grocery industry suggested process to create its contingency plan. This plan addresses support for activities on January 1, 2000, anticipated increased consumer demand for the Year 2000, and a public relations program for any required customer communications and education related to the food industry and the Company's readiness for the Year 2000.

STRATEGIC ALTERNATIVES

         The Company, on July 14, 1999, hired Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisor with respect to the evaluation of strategic alternatives available to the Company.

         Although the Company is continuing to explore a number of strategic alternatives, which may include a possible sale or merger of the Company, the Company has not entered into any definitive agreements relating to such a transaction and there can be no assurance that such a transaction will be completed.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's market risks inherent in financial instruments result primarily from changes in U. S. interest rates. The Company is not a party to any material derivative financial instruments. The Company's interest expense is most sensitive to changes in the general level of U. S. interest rates applicable to its U. S. dollar indebtedness. To mitigate the impact of fluctuations in variable interest rates, the Company could, at its option, convert to fixed interest rates by either refinancing variable rate debt with fixed rate debt or entering into interest rate swaps.

--------------------------------------------------------------------------------
CAUTIONARY STATEMENT FOR PURPOSES OF "SAFE HARBOR PROVISIONS" OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Except for historical facts, all matters discussed in this report which are forward looking involve risks and uncertainties. A number of factors could adversely affect future results, liquidity and capital resources. These factors include, but are not limited to, competitive pressures from other major supermarket operators including entry of new competitive stores in the Company's market, the level of discounting by competitors, the stability of distribution incentives from suppliers, economic conditions in the Company's primary markets and other uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings. Although management believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Seaway Food Town, Inc.

We have audited the accompanying consolidated balance sheets of Seaway Food Town, Inc. as of August 28, 1999, and August 28, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seaway Food Town, Inc. at August 28, 1999 and August 29, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 28, 1999 in conformity with generally accepted accounting principles.



                                                    /s/Ernst & Young LLP

October 15, 1999
Toledo, Ohio

                        CONSOLIDATED STATEMENTS OF INCOME

        YEARS ENDED AUGUST 28, 1999, AUGUST 29, 1998, AND AUGUST 30, 1997
                  (Dollars in thousands, except per share data)

                                                                  1999                1998                1997
                                                                  ----                ----                ----
                                                                (52 weeks)           (52 weeks)         (52 weeks)


Net sales                                                         $658,929           $625,178               $608,373

Cost of merchandise sold                                           490,952            465,797                455,631
                                                              -------------   ----------------     ------------------
Gross profit                                                       167,977            159,381                152,742

Selling, general  and administrative
  expenses                                                         153,691            144,671                138,890
                                                              -------------   ----------------     ------------------
Operating profit                                                    14,286             14,710                 13,852

Interest expense - net                                             (3,951)            (3,835)                (3,760)

Other income - net                                                     323                167                    509
                                                              -------------   ----------------     ------------------

Income before income taxes                                          10,658             11,042                 10,601

Provision for income taxes                                           3,184              4,058                  4,189
                                                              -------------   ----------------     ------------------

Net income                                                         $ 7,474           $  6,984                $ 6,412
                                                              =============   ================     ==================

Net income  per common share - basic and diluted
                                                                   $  1.12           $   1.05                $   .97
                                                              =============   ================     ==================





See accompanying notes

                           CONSOLIDATED BALANCE SHEETS

                       AUGUST 28, 1999 AND AUGUST 29, 1998
                  (Dollars in thousands, except per share data)


                                                                                1999                   1998
ASSETS

Current assets

  Cash and cash equivalents                                                   $  9,757              $  8,968

  Income tax recoverable                                                            --                   100

  Notes and accounts receivable, less
    allowance of $500 ($450 in 1998) for
    doubtful accounts                                                            9,717                 7,674

  Merchandise inventories                                                       56,343                50,293

  Prepaid expenses                                                               1,353                 1,518

  Deferred income taxes                                                          2,205                 2,404
                                                                             ---------             ---------

      Total current assets                                                      79,375                70,957

Other assets, less accumulated amortization                                      6,167                 3,731
   of $4,274 ($4,006 in 1998)

Property and equipment, at cost

  Land                                                                           7,900                 7,903

  Buildings and improvements                                                    79,115                75,019

  Leasehold improvements                                                        32,771                31,077

  Equipment                                                                    113,406               106,629
                                                                             ---------             ---------

                                                                               233,192               220,628
  Less accumulated depreciation and
    amortization                                                               137,920               126,653
                                                                              --------             ---------


        Net property and equipment                                              95,272                93,975
                                                                              ---------            ---------

                                                                              $180,814              $168,663
                                                                              ========              ========

                          CONSOLIDATED BALANCE SHEETS

                      AUGUST 28, 1999 AND AUGUST 29, 1998

                 (Dollars in thousands, except per share data)

                                                                                1999                        1998
LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities

  Accounts payable                                                                $46,658                  $43,402

  Income taxes                                                                        684                       31

  Accrued liabilities:
    Insurance                                                                       3,344                    3,374
    Payroll                                                                         3,976                    3,195
    Taxes, other than income                                                        2,760                    2,613
    Other                                                                           4,224                    3,387
                                                                          ---------------            -------------
                                                                                   14,304                   12,569
  Long-term debt due within one year                                                1,043                    1,393
                                                                          ---------------            -------------
      Total current liabilities                                                    62,689                   57,395

Long-term debt                                                                     49,249                   47,966

Deferred income taxes                                                               1,343                    2,474

Deferred other                                                                      3,499                    3,475

Shareholders' equity
  Serial preferred stock, without par value:
    300,000 shares authorized, none issued                                             --                       --


  Common stock, without par value (stated value
    $2 per share): 24,000,000 shares authorized,
    6,673,643 shares outstanding (6,648,928 in
    1998)                                                                          13,347                   13,298

  Capital in excess of stated value                                                   358                       --
  Retained earnings                                                                50,329                   44,055
                                                                          ---------------            -------------

    Total shareholders' equity                                                     64,034                   57,353
                                                                          ---------------            -------------
                                                                                 $180,814                 $168,663
                                                                          ===============            =============


See accompanying notes

                                       29
                      CONSOLIDATED STATEMENTS OF CASH FLOW
        YEARS ENDED AUGUST 28, 1999, AUGUST 29, 1998, and AUGUST 30, 1997
                             (Dollars in thousands)


                                                                           1999                 1998                1997
                                                                        (52 weeks)          (52 weeks)           (52 weeks)
Cash flows from operating activities:
    Net income                                                             $ 7,474             $ 6,984              $ 6,412
    Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                                        15,395              14,986               14,441
       Stock contribution to benefit plan                                      407                 255                  401
       Deferred income taxes                                                 (932)               (101)                (565)
       Equity in income  of affiliates                                         (8)                 (3)                 (24)
       Gain on disposal of property
          and equipment                                                       (24)               (484)                 (10)
       Changes in assets and liabilities
         affecting operations:
          Notes and accounts receivable                                    (2,043)             (1,179)                (582)
          Merchandise inventories                                          (6,050)             (1,701)              (3,518)
          Prepaid expenses                                                     165                (93)                 (84)
          Accounts payable
             and accrued liabilities                                         4,798               (928)                (729)
          Income taxes                                                         753             (1,004)                (589)
                                                                  -----------------   -----------------   ------------------
    Net cash provided by operating activities                               19,935              16,732               15,153

Cash flows from investing activities:
    Expenditures for property
      and equipment                                                       (14,912)            (18,455)             (19,537)
    Proceeds from sale of property and equipment                               196                 623                  416
    Cash paid to acquire businesses                                        (4,869)                 ---              (2,134)
    Other                                                                      489               1,103                1,071
                                                                  -----------------   -----------------   ------------------
    Net cash used in investing activities                                 (19,096)            (16,729)             (20,184)

Cash flows from financing activities:
    Proceeds from issuance of long-term debt                                10,900               7,800               40,300
    Payments of long-term debt                                             (9,967)             (5,965)             (38,605)
    Payments for acquisitions of common shares                                 ---                 ---                 (77)
    Dividends paid                                                         (1,200)             (1,062)              (1,013)
    Increase (decrease) in deferred other                                      217             (1,299)                4,151
                                                                  -----------------   -----------------   ------------------
    Net cash provided by (used in) financing
      activities                                                              (50)               (526)                4,756
                                                                  -----------------   -----------------   ------------------

Increase (decrease) in cash and cash equivalents                               789               (523)                (275)

Cash and cash equivalents at
    beginning of year                                                        8,968               9,491                9,766
                                                                  -----------------   -----------------   ------------------

Cash and cash equivalents at end of year                                   $ 9,757             $ 8,968              $ 9,491
                                                                  =================   =================   ==================

Supplemental disclosures of cash flow information:

      Cash paid during the year for:
        Interest                                                           $ 3,886             $ 2,931              $ 3,779
        Income taxes                                                         3,364               5,144                5,343
     Noncash investing activities:
       During fiscal 1998, the Company exchanged real estate with a basis of $1,367,844

See accompanying notes

                                       30
                             SEAWAY FOOD TOWN, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
        YEARS ENDED AUGUST 28, 1999, AUGUST 29, 1998, and AUGUST 30, 1997
                  (Dollars in thousands, except per share data)


-------------------------------------------------------------------------------------------------------------------------------


                                                                           Capital in                              Total
                                                                            Excess of                              Share-
                                                    Common Stock              Stated            Retained          Holders'
                                                 Shares    Amount             Value             Earnings           Equity
-----------------------------------------------------------------------------------------------------------------------------

Balance at August 31, 1996                      2,198,609        $4,397           $1,017          $40,039          $45,453

Net income (52 weeks)                                                                               6,412            6,412


Purchase of common shares for treasury            (3,743)            (7)              (5)             (65)             (77)


Issuance of common shares                          14,718            29              372                               401

Effect of stock split                           2,209,584         4,419           (1,384)          (3,035)              --

Dividends paid-$.15 per share                                                                      (1,013)          (1,013)
                                             -------------   -----------  ---------------     ------------- -----------------

Balance at August 30, 1997                      4,419,168         8,838                0           42,338           51,176

Net income  (52 weeks)                                                                              6,984            6,984

Effect of stock split                           2,216,301         4,433             (228)          (4,205)              --

Issuance of common shares                          13,459            27              228                               255

Dividends paid-$.16 per share                                                                      (1,062)          (1,062)
                                             -------------   -----------  ---------------     ------------- -----------------

Balance at August 29, 1998                      6,648,928        13,298                0           44,055           57,353

-----------------------------------------------------------------------------------------------------------------------------
Net income  (52 weeks)                                                                              7,474            7,474

Issuance of common shares                          24,715            49              358                               407

Dividends paid-$.18 per share                                                                      (1,200)          (1,200)
                                             -------------   -----------  ---------------     ------------- -----------------

Balance at August 28, 1999                      6,673,643       $13,347             $358          $50,329          $64,034
-----------------------------------------------------------------------------------------------------------------------------


See accompanying notes

                                       31
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             Seaway Food Town, Inc.


1.   SIGNIFICANT ACCOUNTING  POLICIES

     BUSINESS -- Seaway Food Town, Inc. (the Company) and its consolidated subsidiaries operates in one business segment. Its business consists of the sale and distribution of food, drugs, and related products, to retail customers principally through 47 supermarkets and 26 drugstores. Principal markets include northwest and central Ohio and southeast Michigan.

     BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of Seaway Food Town, Inc. and all wholly-owned subsidiaries. All amounts in the consolidated financial statements referring to shares, share prices and per share amount have been adjusted retroactively for the May, 1998 three-for-two stock split and for the May, 1997 two- for-one stock split.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheets for cash equivalents approximates its fair value.

     INVENTORIES -- Meat, produce, bakery and deli are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market. Approximately 85% of the Company's inventories are valued at the lower of cost, using the last-in, first-out (LIFO) method, or market. Inventories have been reduced by $18,122,000 and $18,325,000 at August 28, 1999 and August 29, 1998,
     respectively, from amounts which would have been reported under the FIFO method (which approximates current cost).

     IMPAIRMENT OF LONG-LIVED ASSETS - The carrying value of long-lived and intangible assets is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the amortization period may need to be changed. The Company considers external factors relating to each asset including local market developments. If these external factors and the projected undiscounted cash flows over the remaining amortization period indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value. As of August 28, 1999 the Company does not believe there is any indication that the carrying value or the amortization period of its assets needs to be adjusted.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization are provided principally under the straight-line method at rates based upon the estimated useful lives of the various classes of assets. Capital leases not involving a purchase of the assets are amortized over the lease term.

     ADVERTISING -- The Company expenses the costs of advertising as incurred. Advertising expense was $5,140,000 in 1999, $5,054,000 in 1998 and
     $4,689,000 in 1997. Advertising expenses have been included in cost of merchandise sold.

     PENSIONS -- The Company contributes to pension plans covering substantially all employees. Pension costs include defined contributions based upon wages and specified amount per hour as required under collective bargaining agreements. The Company's policy is to fund pension costs annually in the amount accrued.

     DEFERRED INCOME TAXES -- Deferred income taxes are provided on the asset and liability method for all significant temporary differences between income reported for financial statement purposes and taxable income.

     NET INCOME PER COMMON SHARE -- Net income per common share is based upon the weighted average number of common shares outstanding of 6,665,224 in 1999, 6,642,112 in 1998 and 6,615,470 in 1997. The Company has no
     potentially dilutive securities.

     NEW ACCOUNTING STANDARD - Financial Accounting Standards Board Statement, No. 133 -- "Accounting for Derivative Instruments and Hedging Activities," will be applicable for fiscal 2001. This statement requires all derivatives to be recorded on the balance sheet at fair value. The Company currently expects the statement to have no effect because the Company has no derivatives.


2.   STORE ACQUISITIONS

     The Company acquired two supermarkets in Ohio for $4,869,000 in fiscal 1999 and two supermarkets in Michigan for $2,134,000 in fiscal 1997. These acquisitions were accounted for under the purchase method of accounting. The resulting goodwill is being amortized over 20 years. The results of operations for these stores are included in the accompanying statements of income for the period after the effective date of the acquisitions.

3.   NOTES PAYABLE AND LONG-TERM DEBT

     Long-term debt at August 28, 1999 and
     August 29, 1998 consisted of the following (in thousands):

                                                    1999        1998
                                                    ----        ----
        7.42% to 9.22% senior
          notes payable to insurance
          companies, due through 2013             $33,000     $33,000

        Revolving credit loan agree-
          ments with banks,  interest
          of 5.98% to 7.50%                        10,600       8,300

        6.28% to 7.25% mortgage
          notes payable, payments
          due annually to 2008                      4,695       4,997


        Long-term lease obligations, 7.25%
           to 13%, payments due in varying
           monthly amounts through 2004.
           (see Note 6).                            1,950       2,938


        Other notes payable                            47         124
                                                ---------   ---------
                                                   50,292      49,359
        Less amount due within one
          year                                      1,043       1,393
                                                ---------   ---------
                                                  $49,249     $47,966
                                                =========   =========


     At August 28, 1999, the Company had a revolving credit agreement permitting borrowings up to $45,000,000 in the aggregate ($15,000,000 per bank) due October 1, 2001. Interest is charged, at the Company's option, at the current prime rate, swing line rate, or a certain percentage point in excess of the current LIBOR rate based on a ratio of total liabilities to tangible net worth. The Company is required to pay a fee of .20% to .25% on any unused portion of the loan commitment. The Company had borrowings of $10,600,000 under this agreement at August 28, 1999.

     The Company has two senior note agreements which provide for repurchases of notes, at either the Company's or holder's option, in amounts not in excess of $8,000,000 in 2000, $12,000 000 in 2005 and $13,000,000 in 2008. In
     addition, the agreements allow for prepayments, at the Company's option, subject to certain prepayment provisions. The Company issued $25,000,000 of these senior notes to an insurance company in August, 1997. The Company has exercised its option to prepay the $8,000,000 of senior notes with an interest rate of 9.10% and 9.22%. The notes will be paid in December, 1999 with amounts available under the revolving credit loan agreements resulting in a long-term classification at August 28, 1999.

     The senior notes and revolving credit loan agreements referred to above include certain working capital, net worth and debt service covenants along with restrictions on the payment of cash dividends. The restriction of dividends is based on a percentage of the excess of income available for debt service.

     At August 28, 1999, the approximate undepreciated cost of property and equipment subject to mortgages was $10,100,000.

     Annual maturities of long-term debt other than revolving credit amounts for each of the five fiscal years subsequent to August 28, 1999 are as follows:
     2000 - $1,043,000; 2001 - $883,000; 2002 - $714,000; 2003 - $699,000 and
     2004 - $579,000.

     At August 28, 1999, the carrying value of the long-term debt in aggregate, excluding capitalized lease obligations, approximates its fair value. The fair value is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates.

4.   INCOME TAXES

     The provision (credit) for income taxes consists of the following (in thousands):

                               1999      1998       1997
                               ----      ----       ----
        Current:
           Federal             $3,557     $3,562    $4,115
           State and local        559        597       639
                             ---------  --------  ---------
                                4,116      4,159     4,754
        Deferred:
           Federal              (767)       (72)     (483)
           State and local      (165)       (29)      (82)
                             --------   --------  --------
                                (932)      (101)     (565)
                             --------   --------  --------
                               $3,184     $4,058    $4,189
                             ========   ========  ========

     The consolidated effective tax rate differs from the statutory U.S. Federal tax rate for the following reasons and by the following percentages:


                                     1999    1998     1997
                                     ----    ----     ----

       Statutory U.S. Federal
         tax rate                     34.2%   34.0%    34.2%
       Increase (reduction) in
        taxes resulting from:
         State and local income
           taxes net of the
           related reduction
           in federal
           income taxes                2.4     3.4      3.5

         Adjustments to estim-
           ated income tax
           accruals                   (5.8)     --       --
         Other                         (.9)    (.8)     1.8

                                   -------  ------- -------
       Effective tax rate             29.9%   36.8%    39.5%
                                   =======  ======= =======


     Significant components of the Company's deferred income tax assets and liabilities as of August 28, 1999 and August 29, 1998 are as follows (in thousands):



                                                    1999        1998
                                                    ----        ----
        Deferred income tax assets:
          Accrued expenses                         $2,290    $2,253
          Expenses inventoried for tax purposes     1,008       950
          Other                                       345       419
                                                  -------   -------
                                                   $3,643    $3,622
                                                  =======   =======
        Deferred income tax liabilities:
          Excess tax depreciation                  $1,528    $2,500
          Deferred project costs                      127       393
          Other                                     1,126       799
                                                   ------   -------
                                                   $2,781    $3,692
                                                  =======   =======

     The above are reflected in the balance sheets as of August 28, 1999 and August 29, 1998 as follows (in thousands):

                                                   1999             1998
                                                   ----             ----
     Current deferred income tax asset             $2,205         $2,404
                                                   ======         =======
     Noncurrent deferred income tax liability      $1,343         $2,474
                                                   ======         =======

5.   EMPLOYEE BENEFIT PLANS

     Effective January 1, 1998, the Company merged its Employee Stock Ownership Plan into the 401(k) plan. Employee contributions to the 401(k) plan consist of salary deferrals of up to 15%, not to exceed the maximum annual allowable amount for income tax purposes. The Company matches 50% of employee salary deferral contributions up to 6% of an employee's compensation, and contributes Company common stock in an amount not less than 2 1/2% of each eligible employee's total annual compensation. The Company's expense was $1,281,000 in 1999, $1,115,000 in 1998, and
     $1,007,000 in 1997.

     In 1999, the Company adopted a Supplemental Executive Retirement Plan
     (SERP) for its highly compensated employees. Under the SERP, the Company will fund the amounts above the qualified IRS limits into a nonqualified plan. The Company's expense was $3,000 in 1999.

     In addition, the Company contributes to several area-wide defined benefit union pension plans established under collective bargaining agreements. The aggregate costs for these plans amounted to $2,582,000 in 1999, $2,571,000 in 1998, and $2,313,000 in 1997. Under the Multi-employer Pension Plan Amendments Act of 1980, the Company could become liable for its proportionate share of unfunded vested benefits, if any, in the event of the termination of, or its withdrawal or partial withdrawal from, the union-sponsored plans to which the Company makes contributions.

6.   LEASE COMMITMENTS

     Capital leases

     The cost and accumulated amortization of property leased under long-term noncancellable leases are as follows (in thousands):

                                   1999          1998
                                   ----          ----

        Land                    $    56       $    56
        Buildings                 6,519         6,523
        Equipment                    78         2,509

                             ----------    ----------
                                  6,653         9,088
        Less accumulated
        amortization              5,383         6,633
                             ----------    ----------
                                $ 1,270       $ 2,455
                             ==========    ==========

     Future minimum lease payments under capital leases together with the present value of net minimum lease payments as of August 28, 1999 are as follows (in thousands):

                    2000                             $800
                    2001                              599
                    2002                              372
                    2003                              307
                    2004                              179
                Later years                             0
                                                  -------
        Total minimum lease payments                2,257
           Less amount representing interest          307
                                                  -------
        Present value of net minimum lease
          payments (included in long-term
          debt at August 28, 1999 -- see
          Note 2)                                  $1,950
                                                  =======
     OPERATING LEASES

     Minimum annual rentals for facilities and equipment leased under operating leases aggregate approximately $40,081,000 payable as follows (in thousands):

                                  Facilities    Equipment
                                  ----------    ---------

                   2000               $ 6,764          $234
                   2001                 6,260           140
                   2002                 5,829            86
                   2003                 4,826            86
                   2004                 3,566            86
               Later years             12,178            26
                                     --------      --------
                                      $39,423          $658
                                     ========      ========

     The leases expire at various dates from 2000 to 2012 and substantially all are renewable for one or more successive five year periods, in some cases at slightly higher rentals.

     Total rent expense attributable to operating leases amounted to approximately $7,108,000 in 1999, $6,735,000 in 1998, and $6,285,000 in
     1997 and included provisions for additional rentals of $193,000 in 1999, $171,000 in 1998, and $227,000 in 1997 based upon gross sales in excess of specified amounts.


7.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial data for the years ended August 28, 1999, and August 29, 1998 are presented below (in thousands of dollars except per share amounts):

                        First       Second       Third        Fourth
                        -----       ------       -----        ------
Net sales:
                1999    $156,630    $170,382     $167,306    $164,611
                1998     153,952     159,935      154,557     156,734

Gross profit:
                1999      39,743      42,821       42,748      42,665
                1998      39,288      40,798       39,645      39,650

Net income:
                1999       1,421       2,324        1,863       1,866 (1)
                1998       1,371       2,095        1,698       1,820

Net income  per
common   share -
basic and diluted:
                1999         .21         .35          .28         .28 (1)
                1998         .21         .31          .26         .27


(1) The fiscal 1999 fourth quarter was favorably impacted by an adjustment to estimated income tax accruals resulting in increases in net income of $513,000 and net income per share of $.08.


                        MARKET PRICE OF COMMON STOCK AND
                         RELATED SECURITY HOLDER MATTERS

The following table sets forth, for the quarterly periods indicated, the high and low sales prices of the common stock


                                                    Common Divi-
           Fiscal                                    dends paid
          Quarter  High            Low              (Per share)
          -------  ----            ---              -----------


         1998 1st  15 5/32         11 1/4               $.04
              2nd  18 1/4          12 1/8                .04
              3rd  19 5/32         14 3/4                .04
              4th  21              14 1/4                .04

        Full Year  21              11 1/4               $.16


         1999 1st  17 1/4          13 1/8              $.045
              2nd  16 5/8          13 13/16             .045
              3rd  20 1/2          11 3/4               .045
              4th  29 5/8          15 7/8               .045

        Full Year  29 5/8          11 3/4               $.18


     The price is the high and low close price on the NASDAQ National Market. As of August 28, 1999, the approximate number of record holders of common stock was 428. Share and dividend prices have been adjusted retroactively to reflect the May, 1998 three-for-two stock split.